                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*



                             EQUITY MARKETING, INC.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   294724 10 9
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                                 (CUSIP Number)

         Donald A. Kurz                             with a copy to:
         c/o Equity Marketing, Inc.                 Leland P. Smith, Esq.
         6330 San Vicente Boulevard                 Equity Marketing, Inc.
         Los Angeles, CA  90048                     6330 San Vicente Boulevard
         (323) 932-4300                             Los Angeles, CA 90048
                                                    (323) 932-4300
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 March 29, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 8

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

CUSIP No.            294724 10 9
-------------------- ------------------------------------------------------------------------------------------------------------
            1.       NAMES OF REPORTING PERSONS.
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                     Donald A. Kurz
-------------------- ------------------------------------------------------------------------------------------------------------
            2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                     (A)           X

                     (B)
-------------------- ------------------------------------------------------------------------------------------------------------
            3.       SEC USE ONLY
-------------------- ------------------------------------------------------------------------------------------------------------
            4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)                 NOT APPLICABLE
-------------------- ------------------------------------------------------------------------------------------------------------
            5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
-------------------- ------------------------------------------------------------------------------------------------------------
            6.       CITIZENSHIP OR PLACE OF ORGANIZATION                   UNITED STATES OF AMERICA
-------------------- ------------------------------------------------------------------------------------------------------------

-------------------- ------------------------------------------------------------------------------------------------------------
NUMBER OF            7.         SOLE VOTING POWER                             0
SHARES               ------------------------------------------------------------------------------------------------------------
BENEFICIALLY         8.         SHARED VOTING POWER (1)(2)                    1,587,017
OWNED BY             ------------------------------------------------------------------------------------------------------------
EACH                 9.         SOLE DISPOSITIVE POWER                        0
REPORTING            ------------------------------------------------------------------------------------------------------------
PERSON WITH          10.        SHARED DISPOSITIVE POWER (1)(2)               1,587,017
-------------------- ------------------------------------------------------------------------------------------------------------
           11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)(2)                     1,587,017
-------------------- ------------------------------------------------------------------------------------------------------------
           12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    X
-------------------- ------------------------------------------------------------------------------------------------------------
           13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 25.2%*

                     *  BASED ON THE NUMBER OF SHARES OF COMMON STOCK OF EQUITY MARKETING, INC. REPORTED AS BEING
                        OUTSTANDING ON FORM 10-K OF EQUITY MARKETING, INC. FOR THE YEAR ENDED DECEMBER 31, 1999
-------------------- ------------------------------------------------------------------------------------------------------------
           14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IN
                     ------------------------------------------------------------------------------------------------------------

                     ------------------------------------------------------------------------------------------------------------

                     ------------------------------------------------------------------------------------------------------------
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                                 Page 2 of 8

         (1) Amount beneficially owned excludes 1,953 shares held by the Equity Marketing, Inc. 401(k) Plan Trust, as to which Mr. Kurz disclaims beneficial ownership. Mr. Kurz is a trustee of the Equity Marketing, Inc.
401(k) Plan Trust.


       (2) Mr. Kurz and Crown Acquisition Partners, LLC ("Crown") entered into a Voting Agreement dated as of March 29, 2000 (the "Voting Agreement"), described more fully in item 6 below, a copy of which is attached hereto as
Exhibit 99.1, pursuant to which, unless terminated earlier as set forth therein, Mr. Kurz agreed to vote all shares of Common Stock of Equity Marketing, Inc. (the "Company") held by him (a) to approve the Securities Purchase Agreement (as defined in item 6 below), and (b) in favor of the designees of Crown for election to the board of directors of the Company. Accordingly, Mr. Kurz may be deemed to be a "group" with Crown whereby Crown would be deemed to have shared voting power over the shares of Common Stock beneficially owned by Mr. Kurz. Mr. Kurz does not possess any voting or dispositive power with respect to the shares of Common Stock owned by Crown. In addition, Mr. Kurz granted an irrevocable proxy to Crown to vote the shares of Common Stock he is entitled to vote in accordance with (a) and (b) above. The Voting Agreement, unless terminated earlier as set forth therein, also prevents Mr. Kurz from disposing of any shares before the earlier to occur of the second closing under the Securities Purchase Agreement or the record date of the meeting of stockholders of the Company held to vote on the Crown transaction, provided that Mr. Kurz may sell up to 100,000 shares of Common Stock if the transferee agrees to be bound by the terms of the Voting Agreement and executes a counterpart to that effect. Accordingly, Crown may also be deemed to have shared dispositive power over the shares of Common Stock beneficially owned by Mr. Kurz.

         Mr. Kurz expressly disclaims beneficial ownership of any shares of Common Stock except 1,587,017 shares with respect to which he possesses voting and dispositive power.

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

ITEM 1.
       (A)            NAME OF ISSUER:

                      EQUITY MARKETING, INC., A DELAWARE CORPORATION

       (B)            ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER:

                      6330 SAN VICENTE BOULEVARD, LOS ANGELES, CA  90048

       (C)            TITLE OF CLASS OF EQUITY SECURITIES:

                      COMMON STOCK, $.001 PAR VALUE PER SHARE

ITEM 2.

       (A)            NAME OF PERSON FILING:

                      DONALD A. KURZ

       (B)            ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      C/O EQUITY MARKETING, INC.
                      6330 SAN VICENTE BOULEVARD
                      LOS ANGELES, CA  90048

       (C)            OCCUPATION:

                      OFFICER AND DIRECTOR OF EQUITY MARKETING, INC.

       (D)            CONVICTIONS:

                      NOT APPLICABLE

       (E)            CIVIL PROCEEDINGS REGARDING SECURITIES LAWS VIOLATIONS:

                      NOT APPLICABLE

       (F)            CITIZENSHIP:

                      UNITED STATES OF AMERICA


ITEM 3.               NOT APPLICABLE

ITEM 4.               NOT APPLICABLE

ITEM 5.

       (A)            AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON: (1)(2)                       1,587,017
                      -------------------------------------------------

       (B)            PERCENT OF CLASS:                                                                   25.2%

       (C)            NUMBER OF SHARES AS TO WHICH THE REPORTING PERSON HAS:

                      (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE                                       0

                      (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE (1)(2)                      1,587,017

                      (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF                          0

                      (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF (1)(2)         1,587,017

                      (1)  SEE ITEM 6.
                      (2)  INCLUDES 44,167 SHARES ISSUABLE WITHIN 60 DAYS OF
                           MARCH 21, 2000 UPON EXERCISE OF OPTIONS TO PURCHASE
                           COMMON STOCK OF THE COMPANY.

ITEM 6.

       EQUITY MARKETING, INC. 401(K) PLAN TRUST. Amount beneficially owned excludes 1,953 shares held by the Equity Marketing, Inc. 401(k) Plan Trust, as to which Donald A. Kurz disclaims beneficial ownership. Mr. Kurz is a trustee of the Equity Marketing, Inc. 401(k) Plan Trust.

       VOTING AGREEMENT. Pursuant to a Securities Purchase Agreement, dated as of March 29, 2000 (the "Securities Purchase Agreement"), between the Company and Crown Acquisition Partners, LLC ("Crown"), Crown has agreed to purchase from the Company, and the Company has agreed to sell to Crown, (i) 25,000 shares of Series A preferred stock, (ii) warrants to purchase 12,000 shares of Series B preferred stock, and (iii) warrants to purchase 3,000 shares of Series C preferred stock. As an inducement to Crown to enter into the Securities Purchase Agreement, a Voting Agreement, dated as of March 29, 2000 (the "Voting Agreement"), was entered into between Crown and Mr. Kurz.

       Pursuant to the terms of the Voting Agreement, unless terminated earlier as set forth therein, Mr. Kurz irrevocably and unconditionally agreed to vote all shares of Common Stock that he is entitled to vote in favor of the Securities Purchase Agreement, and the transactions contemplated thereby, and against any action which would reasonably be expected to result in a failure of the conditions to the consummation of such transactions. Mr. Kurz also irrevocably and unconditionally agreed to vote all shares of Common Stock that he is entitled to vote in favor of Crown's designees for the board of directors of the Company for election as directors at any meeting of the Company's stockholders called for such purpose. Mr. Kurz also granted a proxy to Crown and appointed Crown as his attorney-in-fact and proxy, with full power of substitution, for and in the his name, to vote, express, consent or dissent, or otherwise to utilize such voting power solely in the manner contemplated by the Voting Agreement.

       Under the Voting Agreement, unless terminated earlier as set forth therein, Mr. Kurz also agreed not to sell or otherwise dispose of any shares of Common Stock held by him prior to the earlier to occur of the second closing under the Securities Purchase Agreement or the record date of the next meeting of stockholders called to approve the Securities Purchase Agreement, provided that Mr. Kurz may sell up to 100,000 shares of Common Stock so long as the transferee agrees to be bound by the terms of the Voting Agreement and executes a counterpart to such effect.

       The Voting Agreement will terminate upon Crown ceasing to have the right to designate a nominee to the Board of Directors pursuant to the Securities Purchase Agreement. In addition, the Voting Agreement will terminate at such time as Mr. Kurz ceases to beneficially own any shares of Common Stock (other than as a result of a disposition of such shares in violation of the Voting Agreement) or, if Crown is permitted to vote any shares of capital stock held by it as a single class with holders of Common Stock for the election of directors, Crown fails to vote such shares for Mr. Kurz for election as a director at any meeting of the Company's stockholders.

       A copy of the Voting Agreement is filed herewith as Exhibit 99.1 and is incorporated herein in its entirety. The foregoing descriptions of the terms and provisions of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement.

ITEM 7.

       EXHIBIT 99.1. Voting Agreement, dated as of March 29, 2000, by and among Crown Acquisition Partners, LLC, a Delaware limited liability company, and Donald A. Kurz.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated:  April 6, 2000

                                            /s/ Donald A. Kurz
                                            ------------------
                                                Donald A. Kurz

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                                  EXHIBIT INDEX


Exhibit No.            Description
-----------            -----------

EXHIBIT 99.1           Voting Agreement, dated as of March 29, 2000, by and among Crown
                       Acquisition Partners, LLC, a Delaware limited liability company, and
                       Donald A. Kurz.


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